P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 FEB 12 AM 8:28

16 January 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02015097

**82-2083**

SUPPL

Dear Sirs

**NON-EXECUTIVE DIRECTOR**

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
**Company Secretariat**

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

enc

16 January 2002

**NON-EXECUTIVE DIRECTOR**

P&O is pleased to announce that Sir David Brown is to be appointed to the Board as a Non-Executive Director with immediate effect.

Sir David has been Chairman of Motorola Limited since 1997, having joined the company in 1991 as Director of UK Operations in its cellular infrastructure business. A graduate in electrical engineering, Sir David has led a distinguished career in telecommunications and electronics. He is a Fellow of the Royal Academy of Engineering, a Chartered Engineer and a Fellow of the Institution of Electrical Engineers. He is also Deputy President of the Institution of Electrical Engineers and a member of the President's Committee of the Confederation of British Industry.

Sir David's interests include the promotion of links between engineering and education. He is a Past-President of The Association for Science Education, the professional body for Britain's science teachers.

Commenting on the announcement, P&O Chairman Lord Sterling said: "It gives me great pleasure to welcome Sir David to the Board. I am sure that his wealth of experience at the highest levels in British industry will enable him to make an excellent contribution. My Board colleagues and I look forward to working with him."

(ends)

Further information: Peter Smith, Director, Communications and Strategy
020 7930 4343